Exhibit 99

September 1, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

This is to inform that SES ESG Research Private Limited has assigned an ESG rating of 74.4 to the Bank on August 30, 2026 which was intimated to the Bank on August 31, 2026.

We would like to clarify that the Bank has not engaged SES ESG Research Private Limited for any such rating or report and the same is independently prepared by them based on information available in the public domain.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight